SECURITIES AND EXCHANGE COMMISSION	Page 1 of 19

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark
One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number 000-51239

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ROCKVILLE BANK 401(k) PLAN 25 PARK STREET ROCKVILLE, CONNECTICUT 06066

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

ROCKVILLE FINANCIAL, INC. 25 PARK STREET ROCKVILLE, CONNECTICUT 06066

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Financial Statements

The following financial statements are filed as a part of this annual report:

(a)           Financial Statements

1.
Financial statements of The Rockville Bank 401(k) Plan as of December 31, 2009 and 2008 and for the years ended December 31, 2009 and 2008, including the report of Pue, Chick, Leibowitz & Blezard, LLC with respect thereto.

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THE ROCKVILLE BANK
401(K) PLAN

Together with the Report of Independent
Registered Public Accounting Firm

FINANCIAL STATEMENTS
December 31, 2009 and 2008

SUPPLEMENTAL SCHEDULES
December 31, 2009

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THE ROCKVILLE BANK 401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

Contents

Page

Report of Independent Registered Public Accounting Firm	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of
December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2009 and 2008	3

Notes to Financial Statements	4-10

SUPPLEMENTAL SCHEDULES

Form 5500, Schedule H, Part IV, Line 4i - Schedule
of Assets (Held at End of Year) as of December 31, 2009	11

Form 5500, Schedule H, Part IV, Line 4j – Schedule
of Reportable Transactions for the Year Ended December 31, 2009	12

All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrators, Trustees and Participants in
The Rockville Bank 401(k) Plan
Rockville, Connecticut

We have audited the accompanying statements of net assets available for benefits of THE ROCKVILLE BANK 401(k) PLAN as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements and supplemental schedules are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of THE ROCKVILLE BANK 401(k) PLAN as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of Assets Held at End of Year and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic 2009 financial statements but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Pue, Chick, Leibowitz & Blezard, LLC
Certified Public Accountants

Vernon, Connecticut
June 23, 2010

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THE ROCKVILLE BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008
	2009	2008
ASSETS

Participant-Directed Investments (at fair value):

Mutual funds	$4,098,790	$2,558,286
Rockville Financial, Inc. – Common Stock	1,819,745	2,441,565
Cash and cash equivalents	864	4,614
Investment in master trust	1,516,475	1,185,188
Participant loans	234,448	153,959

Total Participant-Directed Investments	7,670,322	6,343,612

Receivables:

Employer contribution	414,269	379,974

Total Receivables	414,269	379,974

Net Assets Available for Benefits
at Fair Value	8,084,591	6,723,586

Adjustment from fair value to contract value for fully
benefit responsive investment in master trust	(48,082)	(70,078)

Net Assets Available for Benefits	$8,036,509	$6,653,508

See notes to financial statements

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THE ROCKVILLE BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

Contributions:

Participant contributions	$687,019	$632,275
Employer cash contributions	414,269	379,974
Other (including rollover contributions)	1,998	6,290

Total contributions	1,103,286	1,018,539

Investment income (loss):

Net appreciation (depreciation) in fair value
of investments	421,217	(1,046,024)
Dividends and interest	95,805	111,926

Net investment income (loss)	517,022	(934,098)

Deductions:

Distributions paid to participants	234,307	153,712
Fees	3,000	750

Total Deductions	237,307	154,462

Change in Net Assets	1,383,001	(70,021)

Net Assets Available for Benefits:

Beginning of year	6,653,508	6,723,529

End of year	$8,036,509	$6,653,508

See notes to financial statements

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THE ROCKVILLE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

1.	DESCRIPTION OF THE PLAN

The following description of The Rockville Bank 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for more complete information.

a.
General – The Plan is a defined contribution plan covering substantially all employees of Rockville Bank (the “Bank”) who have 1,000 hours of service in a completed period of six to twelve months and have attained age 21.  The Human Resources Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan.  Charles Schwab Trust Company and First Bankers Trust Company serve as the Trustees of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

An amendment was made to the Plan as of September 1, 2003 to include Article XI Participating Affiliates. With the consent of the Employer, an Affiliated Employer may adopt the Plan and all of the provisions hereof and participate as a Participating Affiliate.

b.
Contributions – Each year, participants may contribute up to 50 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations.  The Bank contributes 3% of participants’ compensation annually and for employees hired on or after January 1, 2005, the Bank may make a discretionary matching contribution equal to a uniform percentage of the amount contributed by participants, which percentage is determined each year by the Bank.  Effective May 20, 2005, employer contributions made may be in the form of cash or employer securities, at the employer’s discretion.  Additional amounts may be contributed at the discretion of the Bank. No such additional discretionary contributions were made for the years ended December 31, 2009 and 2008.  Participants may also contribute amounts representing distributions from other qualified plans and Individual Retirement Accounts and annuities.

c.
Participant Accounts – Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, the Bank’s 3% contribution, the Bank’s matching contribution if applicable, the Bank’s discretionary contributions if any, and charged with withdrawals and allocated gains and losses attributable to the account’s investment.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

d.
Investments – Participants direct the investment of their accounts into various investment options offered by the Plan.  The Plan currently offers sixteen mutual funds, a benefit responsive investment in a master trust, and Rockville Financial, Inc. common stock as investment options for participants.

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1.      DESCRIPTION OF THE PLAN - Continued

e.	Vesting – Participants are always fully vested in their accounts.

f.
Participant Loans – Participants may borrow from their accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with the current three-year certificate of deposit rate offered by the Plan Sponsor, Rockville Bank, plus 1% (3.23% and 4.20% at December 31, 2009 and 2008, respectively).  There is an administrative loan fee of $150 and a participant may have only one loan outstanding at a time.  Principal and interest is paid ratably through payroll deductions.  Loans are generally repayable within five years; however, residential loans may be repayable over a period of up to 15 years.

g.
Payment of Benefits – On termination of service for any reason, a participant may receive the value of his or her account as a lump-sum distribution in cash or by delivery of the number of full shares of Rockville Financial, Inc. common stock attributable to the account.

h.
Forfeited Accounts – There are no forfeitures available to offset future employer contributions at December 31, 2009 and 2008 and no forfeitures were utilized to reduce employer contributions for the years ended December 31, 2009 and 2008.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.
Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

b.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, changes therein, and disclosures.  Actual results could differ from those estimates.

c.
Risks and Uncertainties - The Plan invests in various investment instruments, including plan sponsor stock (Rockville Financial, Inc. – Ticker RCKB), mutual funds, and an insurance investment contract.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

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2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

d.	Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value except for its investment in master trust, which is valued at contract value (Note 7).

In accordance with FASB topic 820, Fair Value Measurements and Disclosures, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Quoted market prices are used to value investments.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Participant loans are valued at the outstanding loan balances.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

e.
Fully Benefit-Responsive Investment Contracts – The Plan is required to report fully responsive investment contracts at fair value.  However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invested in investment contracts through the Master Trust.  The statement of net assets available for benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to these investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

f.	Administrative Expenses – Administrative expenses of the Plan are paid by Rockville Bank as provided in the Plan Document.

g.	Payment of Benefits – Benefit payments and plan distributions to participants are recorded when paid.

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2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

h.
New Accounting Pronouncements – Financial Accounting Standards Board Codification (FASC):  In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards 168 (SFAS 168), The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162.  SFAS 168, now referred to as FASC 105, establishes the FASB Accounting Standards Codification™ (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles in the United States.  All guidance contained in the Codification carries an equal level of authority.  On the effective date of SFAS 168, the Codification will supersede all then-existing non-Securities Exchange Commission (SEC) accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative.  SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this standard had no impact on The Rockville Bank 401(k) financial statements.

i.	Subsequent Events – Management has evaluated subsequent events through June 23, 2010 which represents the date the financial statements were available to be issued.

3.	INVESTMENTS

The following table presents the fair values of investments which represent five percent or more of the Plan’s net assets available for benefits as of December 31:

	2009	2008

Rockville Financial, Inc. – Common Stock	$1,819,745	$2,441,565
Oppenheimer Global Fund	500,422	*
Columbia Acorn Fund	613,453	358,759
Growth Fund of America	727,587	451,819
Investment in Master Trust	1,516,475	1,185,188

*Amount does not represent five percent or more of net assets.

During the years ended December 31, 2009 and 2008, the Plan’s investments measured by quoted prices in active markets (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008

Rockville Financial, Inc. – Common Stock	$(584,725)	$ 318,169
Oppenheimer Global Fund	138,255	(222,046)
Growth Fund of America	178,580	(275,486)
Columbia Acorn Fund	169,112	(214,574)
Russell Aggressive Strategy Fund	39,676	(102,532)
Investment in Master Trust	87,590	2,893

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3.	INVESTMENTS - Continued

Columbia Intermediate Bond	32,608	(23,383)
Russell Balanced Strategy Fund	42,169	(64,962)
Eaton Vance Large Cap	82	-
Russell Moderate Strategy Fund	28,846	(49,982)
Russell Eq Aggressive Class E	18,515	(36,120)
Alliance Small Cap	41,347	(38,179)
American Balanced Fund	32,622	(47,152)
Russell Conservative Class E	4,547	(4,463)
American Europacific Growth	96,951	(157,985)
Oppenheimer Small Cap	12,337	(8,059)
Oppenheimer International Bond	11,548	(5,298)
Davis NY Venture FD	25,659	(61,529)
American Fundamental Investors	45,498	(55,336)

Net appreciation (depreciation)	$421,217	$(1,046,024)

4.	FAIR VALUE MEASUREMENTS

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008.

Fair Value Measurements
as of December 31, 2009 using

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Mutual Funds	$4,098,790	$ -	$ -	$4,098,790
Common Stock	1,819,745	-	-	1,819,745
Cash and Cash
Equivalents	864	-	-	864
Investments in
Master Trust	-	1,516,475	-	1,516,475
Participant Loans	-	-	234,448	234,448

Total	$5,919,399	$1,516,475	$234,448	$7,670,322

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4.	FAIR VALUE MEASUREMENTS – Continued

Fair Value Measurements
as of December 31, 2008 using

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Mutual Funds	$2,558,286	$ -	$ -	$2,558,286
Common Stock	2,441,565	-	-	2,441,565
Cash and Cash
Equivalents	4,614	-	-	4,614
Investments in
Master Trust	-	1,185,188	-	1,185,188
Participant Loans	-	-	153,959	153,959

Total	$5,004,465	$1,185,188	$153,959	$6,343,612

The changes in the balances of the Level 3 investments for the years ended December 31, 2009 and 2008 were as follows:

	2009	2008

Balance, beginning of year	$153,959	$164,370
Net loan activity	80,489	(10,411)

	$234,448	$153,959

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated April 3, 2009, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code.  The Plan has been amended and restated since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

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7.      INVESTMENT IN MASTER TRUST

In 2002, the Plan began to offer a benefit-responsive investment option via a master trust. The master trust (trust) has a Group Annuity Contract (GAC) with Metropolitan Life Insurance Company (MET).  Assets of the master trust are backed by separate accounts managed by MET that are invested primarily in U.S. Government and agency securities.  The trust’s contract value account with MET is credited with earnings based on anticipated market yield to maturity of separate account, amortization of the difference between the contract share of the market value of the separate account and the contract book value, anticipated fund charges, and contract deposits and disbursements.  The trust’s contract value account is also credited for participant deposits and charged for participant withdrawals.  The trust is included in the financial statements at contract value as reported to the Plan by the Trustee of the trust.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk. The average yield and crediting interest rates for the years ended December 31 are as follows:

	2009	2008

Average yield earned	9.48%	(.97)%
Average yield credited to participants	2.42%	3.71%

The crediting interest rate is based on a formula agreed upon with MET, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis and reset every six months.

8.	RELATED PARTY TRANSACTIONS

The Trustee manages certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.

The Plan holds common shares of Rockville Financial, Inc. The Plan sponsor and these qualify as exempt party-in-interest transactions.

9.	SUBSEQUENT EVENT

On September 21, 2009, the Plan Sponsor entered into an agreement to purchase the assets of Family Choice Mortgage Company, a privately held Massachusetts mortgage origination corporation operating in Massachusetts and Connecticut. The transaction closed on January 11, 2010 and now operates under the name Rockville Bank Mortgage, Inc., (d/b/a Family Choice Mortgage) a subsidiary of Rockville Bank. Under the Plan documents, employees of this subsidiary are eligible for participation in this Plan during 2010.

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SUPPLEMENTAL SCHEDULES

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THE ROCKVILLE BANK 401(k) PLAN
EIN: 06-0523930  PN: 002
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS
(HELD AT END OF YEAR) DECEMBER 31, 2009

(a)	(b) Identity of Issue, Borrower,	(c) Description of Investment, Including	(d) Cost	(e) Current
	Lessor or Similar Party	Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Value

*	Rockville Financial, Inc.	Common Stock	$1,907,420	$1,819,745
	Metlife Stable Value Account	Insurance Contract – Fixed Income	1,372,285	1,516,475
	Growth Fund of America	Mutual Fund - Domestic Equity	795,649	727,587
	Oppenheimer Global Fund	Mutual Fund - International Equity	592,619	500,423
	Eaton Vance Large-Cap Value	Mutual Fund	1,180	1,262
	Davis NY Venture R	Mutual Fund - Domestic Equity	134,604	123,564
	Columbia Intermediate Bond	Mutual Fund - Fixed Income	282,752	292,082
	Columbia Acorn Fund	Mutual Fund - Domestic Equity	666,049	613,453
	Russell Balanced Class E	Mutual Fund - Lifestyle Funds	263,797	246,052
	Russell Aggressive Class E	Mutual Fund - Domestic Equity	249,252	200,626
	Russell Moderate Class E	Mutual Fund - Lifestyle Funds	185,661	171,652
	American Balanced Fund	Mutual Fund - Balanced	220,841	213,232
	Alliance Small/Mid Cap Value	Mutual Fund – Domestic Equity	145,616	144,892
	American Fundamental	Mutual Fund – Domestic Equity	203,591	190,097
	American Europacific Growth	Mutual Fund - International Equity	400,113	380,276
	Russell Eq Aggressive Class E	Mutual Fund - Lifestyle Funds	103,192	81,916
	Russell Conservative Class E	Mutual Fund - Lifestyle Funds	28,108	28,748
	Oppenheimer International Bond	Mutual Fund – International Equity	124,631	130,932
	Oppenheimer Small Cap	Mutual Fund – Domestic Equity	48,043	51,995
*	Rockville Financial Inc.	Cash Equivalent	812	812
*	Schwab Retirement Advantage	Cash Equivalent	52	53
*	Participant Loans	3.23%, maturities through 2019	-	234,448

			$7,726,267	$7,670,322

* Party-in-interest
See report of independent registered public accounting firm

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THE ROCKVILLE BANK 401(k) PLAN
EIN: 06-0523930 PN: 002
FORM 5500, SCHEDULE H, PART IV, LINE 4j-SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

(a) Identity of Party	(b) Description of asset	(c) Purchase	(d) Sale	(e) Lease	(f) Expense	(g) Cost of	(h) Current Value	(i) Net
Involved	(Include interest rate and	Price	Price	Rental	incurred	Asset	of Asset on	gain/
	Maturity in case of a loan)				with		transaction	(loss)
					Transaction		Date

Met Life Stable	Master Trust -
Value Account	Fixed Income/GIC	$380,093	$130,525	$ -	$ -	$122,918	$ 510,618	$7,607

Schwab Retirement
Advantage Money	Mutual Fund -
Funds	Fixed Income	$891,617	$895,531	$ -	$ -	$895,531	$1,787,148	$ -

See report of independent registered public accounting firm

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SIGNATURE

The Plan

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROCKVILLE BANK
401(k) PLAN

Date 6/23/10	By: /s/ David A. Engelson
David A. Engelson
Chairman of the Human Resources
Committee Acting as Plan
Administrator

EXHIBIT INDEX

23.	Consents of Independent Accountants